UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

MP Materials Corp.

(Name of Issuer)

Class A common stock, par value of $0.0001 per share

(Title of Class of Securities)

553368101

(CUSIP Number)

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue, New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553368101

1.	Names of Reporting Persons. QVT Financial LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,224,005
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,224,005

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,224,005
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.43%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 10 pages

CUSIP No. 553368101

1.	Names of Reporting Persons. QVT Financial GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,224,005
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,224,005

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,224,005
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.43%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 10 pages

CUSIP No. 553368101

1.	Names of Reporting Persons. Fourth Avenue FF Opportunities LP – Series E
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,751,559
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,751,559

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,751,559
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) PN

Page 4 of 10 pages

CUSIP No. 553368101

1.	Names of Reporting Persons. Fourth Avenue Capital Partners GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,751,559
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,751,559

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,751,559
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) OO

Page 5 of 10 pages

CUSIP No. 553368101

Names of Reporting Persons. Saratoga Park Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,711,753
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,711,753

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,711,753
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) OO

Page 6 of 10 pages

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on November 27, 2020 and Amendment No. 1 thereto filed with with the Securities and Exchange Commission by the Reporting Persons on December 23, 2020 (together, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

On March 22, 2021, the Issuer announced the commencement of an underwritten secondary public offering (the “Secondary Offering”) by certain existing stockholders of the Issuer, including the Reporting Persons, of 6,000,000 Common Shares at a price of $35.00 per share. The selling stockholders also granted the underwriters a 30-day option to purchase up to an additional 900,000 Common Shares, also at a price of $35.00 per share. The over-allotment option was exercised in full by the underwriters, and on March 26, 2021, the Secondary Offering closed.

The Reporting Persons sold an aggregate amount of 1,598,801 Common Shares in the Secondary Offering at a price (net of underwriting fees) of $33.775 per share of Common Stock. Specifically, Saratoga sold 656,254 Common Shares, QVT Family Office Onshore LP sold 132,633 Common Shares, and FF Fund sold 809,914 Common Shares.

The percentage of Common Shares outstanding reported herein is based on 170,738,350 shares outstanding as of March 15, 2021, as set forth in the Issuer’s report on Form 10-K, filed with the Securities and Exchange Commission on March 22, 2021.

QVT Financial is the investment manager of Saratoga and QVT Family Office Onshore LP and it provides certain investment advisory services for FF Fund. QVT Financial has the power to direct the vote and disposition of the Common Shares held by Saratoga and QVT Family Office Onshore LP and may be deemed to beneficially own the Common Shares held by FF Fund, though it disclaims the power to direct the vote and disposition of FF Fund’s Common Shares. Aggregately, QVT Financial may be deemed to be the beneficial owner of 21,224,005 Common Shares, consisting of the Common Shares owned by Saratoga, QVT Family Office Onshore LP and FF Fund.

QVT Financial GP LLC, as general partner of QVT Financial, may be deemed to beneficially own the same number of Common Shares reported by QVT Financial. Fourth GP, as general partner of FF Fund, may be deemed to beneficially own the aggregate number of Common Shares owned by FF Fund, and accordingly, Fourth GP may be deemed to be the beneficial owner of an aggregate amount of 10,751,559 Common Shares.

Each of the Covered Persons disclaims beneficial ownership of the Common Shares owned by the Reporting Persons.

(c) The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. Except as set forth in Item 5 (a) and (b) of this Amendment No. 2, no transactions in the Shares were effected by the Reporting Persons during the past sixty days. (d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the Secondary Offering, the Reporting Persons, along with other selling stockholders, entered into a lock-up agreement with the underwriters of the Secondary Offering pursuant to which the selling stockholders agreed to be subject to a lockup for a period lasting 90 days from the date of the underwriting agreement dated March 23, 2021, subject to certain exceptions.

Page 7 of 10 pages

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Form of Lock-Up Agreement (incorporated by reference to Exhibit A of the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on March 26, 2021)

Page 8 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2021

QVT FINANCIAL LP		SARATOGA PARK LTD.

By: QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
	Name: Daniel Gold		Name: Daniel Gold
	Title: Managing Member		Title: Director

By:	/s/ Meg Eisner
Name: Meg Eisner
Title: Authorized Signatory

QVT FINANCIAL GP LLC		FOURTH AVENUE FF OPPORTUNITIES LP – SERIES E

By:	/s/ Daniel Gold	By: Fourth Avenue Capital Partners GP LLC, its General Partner
Name: Daniel Gold
Title: Managing Member

By:	/s/ Meg Eisner	By:	/s/ Daniel Gold
	Name: Meg Eisner		Name: Daniel Gold
	Title: Authorized Signatory		Title: Managing Member

FOURTH AVENUE CAPITAL PARTNERS GP LLC

By:	/s/ Daniel Gold
Name: Daniel Gold
Title: Managing Member

Page 9 of 10 pages

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management

Nicholas Brumm	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management

Arthur Chu	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management

Tracy Fu	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management

Page 10 of 10 pages